UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             NATIONAL LAMPOON, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    636637100
                                 (CUSIP Number)

                                November 13, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 2 TO SCHEDULE 13G

CUSIP No.  636637100

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Christopher R. Williams

2        Check the Appropriate Box                   (a) [  ]
         if a Member of a Group                      (b) [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  U.S.A.

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY               0
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                         0

                           7        Sole Dispositive Power

                                    0

                           8        Shared Dispositive Power

                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  0%

12       Type of Reporting Person
                  IN

                         AMENDMENT NO. 2 TO SCHEDULE 13G


     This Amendment No. 2 to Schedule 13G is being filed to disclose in Item 5 that the Reporting Person is no longer a beneficial owner of any securities of National Lampoon, Inc. (formerly J2 Communications) (the "Issuer").

Item 1 (a)        Name of Issuer:

                  National Lampoon, Inc. (formerly J2 Communications)

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  10850 Wilshire Boulevard
                  Suite 1000
                  Los Angeles, California 90024

Item 2 (a)        Name of Person Filing:

                  Christopher R. Williams

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                  31755 South Coast Highway, Unit 407
                  Laguna Beach, CA 92651

Item 2 (c)        Citizenship:

                  United States of America

Item 2 (d)        Title of Class of Securities:

                  Common Stock

Item 2 (e)        CUSIP Number:

                  636637100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                    A.   [ ] Broker or Dealer registered under Section 15 of the
                             Act

                    B.   [ ] Bank as defined in section 3(a)(6) of the Act

                    C.   [ ] Insurance Company as defined in section 3(a)(19) of
                             the Act

                    D.   [ ] Investment  company  registered  under section 8 of
                             the Investment Company Act

                    E.   [ ] An investment  adviser in  accordance  with Section
                             240.13d-1(b)(1)(1)(ii)(E)

                    F.   [ ] An  Employee  benefit  plan  or  endowment  fund in
                             accordance with Section 240.13d-1(b)(1)(ii)(F)

                    G.   [ ] A parent  holding  company  or  control  person  in
                             accordance with Section 240.13d-1(b)(ii)(G)

                    H.   [ ] A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act

                    I. [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

                    J.   [  ] Group,    in    accordance    with    section
                              240.13d-1(b)(1)(ii)(J)

     If this statement is being filed pursuant to Section 240.13d-1(c), check this box [x]

Item 4   Ownership:

     (a)  Amount Beneficially Owned:0
     (b)  Percent of Class: 0%
     (c)  Number of shares as to which the person has:
          (i)  sole power to vote or to direct the vote: 0
          (ii) shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8 Identification and Classification of Members of the Group:

          Not Applicable

Item 9 Notice of Dissolution of Group:

          Not Applicable

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002



                                      /s/ Christopher R. Williams
                                      --------------------------------------
                                      Christopher R. Williams